April 26, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Jeff Gabor

Re:	Taiwan Liposome Company, Ltd.
Registration Statement on Form F-1, as amended
File No. 333-223090
Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on April 23, 2018, in which we requested the acceleration of the effective date of the above-referenced registration statement for Wednesday, April 25, 2018, at 4:00 p.m. Eastern Time, or as soon thereafter as possible, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such registration statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Taiwan Liposome Company, Ltd.

By:	/s/ George Yeh
George Yeh
President